Exhibit 99.2

5 June 2003

Cable and Wireless plc

Disposal of shares in PCCW Ltd. (“PCCW”)

Further to the announcement made earlier today in respect of the disposal by Cable and Wireless plc and its subsidiaries (“Cable & Wireless”) of its entire stake of 651,876,921 shares in PCCW to Citigroup as part of a market placement, the consideration to be received by Cable & Wireless is approximately HK$ 2,960 million (£233 million).

J.P. Morgan acts as Financial Adviser to Cable & Wireless. Cazenove & Co. Ltd acted as Financial Advisers to Cable & Wireless in connection with the disposal of their interest in PCCW.

Enquiries:

Cable & Wireless
Investor Relations: Louise Breen 020 7315 4460
Media: Susan Cottam: 020 7315 4410

Cazenove & Co. Ltd
Financial Adviser to Cable & Wireless
Duncan Hunter 020 7588 2828

J.P. Morgan
Financial Adviser to Cable & Wireless
Bernard Taylor 020 7325 1000

This press release is not being issued in the United States of America, Japan or Canada and should not be distributed to United States persons or publications with a general circulation in the United States, Japan or Canada. This document is not an offer of securities for sale in the United States, Japan or Canada. Securities may not be offered or sold in the United States, absent registration under the united states securities laws or an applicable exemption from the registration requirements of those laws. There will be no public offering of securities in the United States.